Exhibit 99.1

NEWS
RELEASE
Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

AGENT EXERCISES OPTION IN FULL IN US PUBLIC OFFERING

March 8, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) (“Kimber” or the “Company”) is pleased to announce that today it has closed the sale of 471,300 shares of its common shares (“Shares”) pursuant to the exercise in full of the agent’s over-allotment option (the “Option”) granted to Scarsdale Equities LLC (“Scarsdale”). The Option was exercised by Scarsdale pursuant to the existing placement agency agreement (the “Placement Agreement”) with the Company dated February 3, 2010 under which the Company completed a public offering of its common shares in the United States that closed on February 10, 2010 when the Company sold 3,142,000 Shares at US$1.00 per Share for gross proceeds of US$3,142,000. Pursuant to the Option, Scarsdale had the exclusive right to place in the aggregate up to 471,300 additional Shares at US$1.00 per Share for gross proceeds of up to US$471,300. Scarsdale placed the full amount of the Shares available in the Option.

Scarsdale acted as exclusive placement agent for the offering pursuant to the Placement Agreement. The Company paid Scarsdale a placement agent fee of 4.5% of the gross proceeds received by the Company from the sale of Shares. The Company paid Scarsdale a placement fee of US$141,390 in relation to the offering that closed on February 10, 2010 and $21,208.50 in relation to the offering of Shares sold as a result of the exercise of the Option by Scarsdale.

The Company intends to allocate the net proceeds from the offering, including the sale of Shares in the Option, as follows:

(i)	for a preliminary economic assessment on the Monterde Property and potentially for related additional test work;

(ii)	for exploration, including drilling at the Pericones property;

(iii)	for further exploration of the Monterde Property; and

(iii)	for working capital requirements and/or for other general corporate purposes.

The Shares are being offered directly by the Company pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-151417) previously filed with the Securities and Exchange Commission. Copies of the prospectus supplement and accompanying base prospectus relating to the Offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, or from Scarsdale at:

Attention: Prospectus Department
Scarsdale Equities LLC
10 Rockefeller Plaza, Suite 720
New York, New York 10020

Telephone: 646-825-4624
E-mail: prospectus@scarsdale-equities.com

Kimber has also filed a short form prospectus with the securities commission of British Columbia, in respect of the distribution of the Shares although no Shares will be offered or sold in any province or territory of Canada.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Kimber

Kimber owns mineral concessions in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Email: news@kimberresources.com

Forward looking statements

This press release may contain or refer to "forward-looking information" and “forward-looking statements” within the meaning of applicable United States and Canadian securities laws, which may include, but is not limited to, statements with respect to the anticipated use of proceeds and other plans, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, risks related to the use of proceeds and the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We do not undertake to update forward-looking statements.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in its public disclosure, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.